SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F	☑	Form 40-F	☐
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)
	By:	/s/ Masahiko Goto
(Signature)
Date: October 13, 2005		Masahiko Goto President

For immediate release
October 13, 2005
Makita Corporation
3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
Manufacturing Subsidiary Established in Romania
     Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President: Masahiko Goto; Capital: JPY24,206 million) has established a manufacturing subsidiary in Romania, and construction work on the plant is scheduled to begin in March 2006.
     At present, the Makita Group has two manufacturing plants in Japan, two in China, and one each in the United States, the United Kingdom, Canada, Brazil, and Germany, for a total of nine plants worldwide. The Group’s manufacturing plant in China has expanded its production steadily since operations began in 1995, and it has become one of the Group’s core production bases, on a par with plants in Japan.
     In Europe, sales of the Makita Group have expanded steadily. Turnover for the fiscal year ended March 31, 2005, amounted to JPY75.3 billion, up 13.4% over the previous fiscal year, and accounted for 38.6% of total consolidated net sales of JPY194,737 million. One of the factors accounting for this performance in recent years has been the robust economic expansion in the Eastern European and Russian markets.
     In view of these developments, Makita has decided to build its next manufacturing plant in Romania, a country that offers many cost advantages. Other objectives of establishing the new plant will include reducing transportation costs and dispersing foreign currency and other risks through the concentration of production.
     The details of the Romanian manufacturing subsidiary are as follows.

1.	Company name:	Makita EU S.R.L.
2.	Capital:	15 million euros (Approximately JPY2 billion)
3.	Form of investment:	100% by Makita Corporation
4.	Location:	Branesti, Ilfov, Romania (Near Bucharest, the capital of Romania)
5.	Establishment:	May 4, 2005
6.	Commencement of plant construction:
March 2006 (Scheduled)
7.	Commencement of production:
Spring 2007 (Scheduled)
8.	Number of local personnel:
Approximately 300 (Scheduled)
9.	Lines of business:	Production of power tools (From processing of motors and other parts to assembly)
10.	Land area for the plant:	Approximately 66,000 m2
11.	Floor area of the plant:	Approximately 14,600 m2 (Scheduled)
12.	Planned production:	1 million units per year (Scheduled)

English Translation of press release originally issued in Japanese language